SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities and Exchange Act of 1934

For the date of March 24, 2004

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By:	/s/ WALKER BOYD
Name: Title:	Walker Boyd Group Finance Director

Date: March 24, 2004

Embargoed until 12.30 p.m. (GMT) 24 March 2004

Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)

PRELIMINARY RESULTS YEAR ENDED 31 JANUARY 2004

Signet Reports Record Profits

Final Dividend Up 20%

	Reported Basis	At Constant Exchange Rates(i)

• Group profit before tax: £211.9 million(ii)	up 6%	up 13%

• Group sales: £1,617.2 million	up 1%	up 7%

• Group like for like sales	up 5%

• Earnings per share: 8.0p(ii)	up 7%	up 13%

• Proposed final dividend: 2.16p	up 20%

• Net debt at 31 Jan. 2004: £79.9 million	down £60.2 million	down £42.7 million

(i) See note 10 for reconciliation. (ii) 2002/03 restated for FRS 17 – ‘Retirement Benefits’.

Terry Burman, Group Chief Executive, commented: “We are very pleased to report another year of record profits, notwithstanding the impact of a weaker dollar on the translation of US results. At constant exchange rates Group profit before tax would have increased by 13%, reflecting the underlying strength of the Group’s performance.

Our businesses on both sides of the Atlantic traded well, particularly in the fourth quarter. The year saw the US division again outperform its main competition, while UK like for like sales growth was at the upper end of the general retail sector.

The Group has had a very encouraging start to the current year, including a particularly strong performance over the Valentine’s Day period. However account must be taken of soft sales comparatives in the early part of last year and the present weakness of the US dollar.”

Enquiries:

Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520
Mike Smith, Brunswick	+44 (0) 20 7404 5959
Tim Grey, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,707 speciality retail jewellery stores at 31 January 2004; these included 1,103 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 604 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”.

Chairman’s Statement

Group Results

In the year to 31 January 2004 the Group continued to build on its well established growth record. On a reported basis profit before tax rose to £211.9 million (2002/03: £199.9 million restated for FRS 17 – ‘Retirement Benefits’) reflecting an underlying increase of 13.0% at constant exchange rates. Earnings per share were 8.0p (2002/03: 7.5p restated), up 6.7% on a reported basis and 12.7% at constant exchange rates. Like for like sales advanced by 4.9% with total sales at £1,617.2 million (2002/03: £1,608.0 million), up 7.3% at constant exchange rates.

The strong underlying performance of the Group and the proven success of its strategies should not be obscured by the effect of the significant weakening in the average US dollar exchange rate from $1.53/£1 to $1.68/£1. This adversely impacted the translation of the US division’s sales and operating profit into pounds sterling, thereby depressing Group results as reported.

In 2003/04 the US started well with a strong performance during the Valentine’s Day period. However trading during the rest of the first half was adversely affected by the Iraq War. The second half year saw a marked improvement in the retail environment culminating in a particularly strong outcome in the fourth quarter, when like for like sales rose by 7.2%. The division again outperformed the speciality jewellery sector and gained further market share.

The UK business similarly had a good start to the year but was also affected by the geo-political situation in the first half. The division consistently outperformed the general retail sector and enjoyed an excellent Christmas season when like for like sales increased by 6.7%. Ernest Jones continued to outperform with like for like sales for the year up 8.4%.

The Group invested £109.8 million in fixed and working capital during the year. The cash inflow was £42.7 million (2002/03: £33.7 million) and net debt fell to £79.9 million at the year end (1 February 2003: £140.1 million). £17.5 million of the improvement was accounted for by exchange translation. Gearing (net debt to shareholders’ funds) at 31 January 2004 was 11.0% (1 February 2003: 20.7% restated).

Dividend

The Board is pleased to recommend a 20.0% increase in the final dividend to 2.16p per share (2002/03: 1.80p), the total for the year being 2.501p per share (2002/03: 2.11p). See note 5 regarding dividends to US holders of ordinary shares and ADSs. The dividend cover is 3.2 times (2002/03: 3.6 times). Future dividend policy will continue to take into account earnings, cash flow, gearing and the needs of the business.

Current Trading

The Group has had a very encouraging start to the current year, including a particularly strong performance over the Valentine’s Day period. However account must be taken of soft sales comparatives in the early part of last year and the present weakness of the US dollar.

Chief Executive’s Review

Group

Group operating profit rose to £222.3 million from £213.9 million (restated), an increase of 11.2% at constant exchange rates (3.9% on a reported basis). The operating margin increased to 13.7% (2002/03: 13.3% restated), and the return on capital employed (“ROCE”) was 24.8% (2002/03: 24.1% restated).

US Division

At constant exchange rates the US division’s operating profit rose 7.1% but, on a reported basis, the weaker US dollar resulted in a 2.4% decline to £151.4 million (2002/03: £155.2 million). The compound annual growth in reported operating profit during the last five years has been 14.3%. The continued introduction of well tested initiatives in all areas has enabled the business to build further on its competitive strengths.

In 2003/04 like for like sales rose by 4.6% and total dollar sales by 8.0%. Over the last five years like for like sales have increased at an annual compound rate of 5.5% and total dollar sales by 12.1%. Underpinning this has been the strong performance by both mall stores and Jared, the Group’s off-mall destination concept which now accounts for over 15% of the US division’s sales. Jared is still relatively immature and should make an increasing contribution to the like for like sales growth in the future.

Selling space has increased over the last five years by some 66% (including the acquisition of 137 Marks & Morgan stores in 2000/01), with just over half accounted for by Jared. In 2003/04 space rose by 7%. This year growth is expected to be some 8%, the majority again being attributed to Jared. The longer term target is for space to increase by 6%—8% per annum and this would result in an approximate doubling of US space over a ten year period.

The US division’s market share of the speciality jewellery sector has increased to some 7.0% (2002/03: circa 6.9%) and there are further opportunities for growth. Supply chain efficiencies continue to be identified enabling the division to offer consumers better value than that provided by our main competitors. Training and motivation of staff remain central to achieving superior customer service and therefore resources devoted to staff development continue to be increased. Kay national television advertising continues to be increased and within two years Jared is expected to have sufficient scale to use this medium. Increasing like for like sales and additional space will provide the opportunity to leverage both central overhead costs and marketing expenditure, benefiting results as well as reinforcing the division’s competitive position.

UK Division

The UK business achieved an increase of 18.4% in operating profit and 5.5% in like for like sales. Over the last five years compound annual growth in operating profit was 19.9% and 6.7% in like for like sales.

The UK strategy of driving sales by increasing the average transaction value, predominantly through greater diamond participation continues to prove successful. Diamond jewellery now accounts for 26% of the division’s sales mix compared with 18% in 1998/99. During that period diamond sales grew 50% faster than the UK diamond market. Further major initiatives to support this strategy are at an early stage of implementation. When developing such initiatives the UK business benefits from its ability to draw on the US division’s best practices particularly in the selling of diamonds. For example the new store format, which is based on US experience, enables greater interaction between the salesperson and the customer. The concept was implemented in a further 35 locations (24 H.Samuel and 11 Ernest Jones) in 2003/04, bringing the total to just under 10% of the portfolio. The performance of the refurbished stores continues to be encouraging and the increase in diamond sales is significant. It is intended to roll out the new design across the store base as part of the normal investment cycle.

US Performance Review (69% of Group sales)

Details of the US division’s performance are set out below:

	2003/04	2002/03	Change		Like for like change
	£m	£m	%		%
Sales	1,116.2	1,134.4	-1.6	(a)	+4.6
Operating profit	151.4	155.2	-2.4	(b)
Operating margin	13.6%	13.7%
ROCE	20.5%	21.5%

(a)	At constant exchange rates US total sales increased by 8.0%.
(b)	At constant exchange rates US operating profit increased by 7.1%.

The operating margin was broadly in line with last year, reflecting leverage of like for like sales growth which has largely compensated for the adverse impact of an increase in immature store space and the slightly lower gross margin. The gross margin movement reflects the impact of the anticipated changes in sales mix and the increase in gold prices offset by a range of management initiatives. A similar movement in gross margin is anticipated in 2004/05. The proportion of sales through the in-house credit card was broadly similar at 49.3% (2002/03: 49.5%). The bad debt charge was at the bottom of the range of the last eight years at 2.8% of total sales (2002/03: 3.0%).

The quality of customer service continued to be a critical factor behind the strong performance, particularly in the fourth quarter. The number of staff benefiting from the central training programmes increased, and in-store training was also expanded. Increased staff productivity was achieved through the multi-year programme aimed at reducing and simplifying in-store administrative functions.

In mall stores the successful development of major merchandising programmes such as the Leo Diamond range, three stone jewellery and solitaire diamonds continued; new initiatives included the “right hand ring” and fashion products featuring gold and multi-colour gemstones; all these will be further expanded in 2004/05. In Jared the development of the Leo Diamond range and luxury watches including Rolex, Tag Heuer and Omega continued to prove successful; new product tests of branded and designer merchandise such as Hearts On Fire Diamonds and Scott Kay Jewellery were encouraging. The Leo Diamond is exclusive to Signet in both the US and the UK. It has a patented cut resulting in greater brilliance than a conventionally cut diamond of equal quality. The capability to direct source loose diamonds and to utilise contract manufacturing for some 55% of the diamond jewellery merchandise remains a significant competitive advantage across the division. Initiatives to increase further the efficiency of the supply chain are being explored.

Television advertising was further expanded and Kay impressions were increased by 7% over the Christmas period, with the Leo Diamond range featured strongly. Both research and customer feedback about the advertising theme, “Every kiss begins with Kay”, continued to be very positive. Television advertising for Jared was expanded from 10 markets to 22 markets, covering about 75% of its sales, and this was reflected in the strong sales performance. The annual gross marketing spend amounted to 6.4% of sales (2002/03: 6.4%).

Jared now has sales of over $300 million and a portfolio of 79 stores, equivalent in space terms to about 340 mall stores. The Jared concept is the primary vehicle for US space growth and in the period a further 12 stores were opened. The chain is still relatively immature with some 45% of stores opened in the last 30 months. The 15 Jared stores that have reached maturity in aggregate achieved the target level of sales and store contribution (set at the time of investment) in their fifth year of trading. During 2004/05 it is intended to increase the level of central support so that openings in future years can be increased to 15 to 20 stores per annum.

In 2003/04 total fixed and working capital investment in the US business was $138.3 million (2002/03: $146.6 million). The increase in space of 7% by the year end was as planned, including the trial of 10 Kay stores in off-mall locations. This test showed some encouraging results and will be extended to 10 additional sites in 2004/05. The programme of refurbishment and relocation further enhanced the quality of the store portfolio.

Recent investment in the store portfolio is set out below:

Number of stores	2003/04	2002/03	2001/02	2000/01	1999/00
Store refurbishments and relocations	56	71	91	99	57
New mall stores	47	36	41	40	41
Off-mall Kay stores	10	—	—	—	—
New Jared stores	12	12	12	15	13

Fixed capital investment	$42m	$38m	$51m	$60m	$37m
Total investment(a)	$98m	$92m	$96m	$107m	$81m

(a)	Fixed and working capital investment in new space and refurbishments / relocations.

The change in store numbers by chain is shown in the following table:

	Total	Kay		Regional	Jared
1 February 2003	1,050	676		307	67
Openings	69	49	(a)	8	12
Closures	(16)	(8)		(8)	—

31 January 2004	1,103	717	(a)	307	79

(a)	Includes 10 off-mall stores.

In 2004/05 it is planned to continue with the consistent programme of real estate investment, with the refurbishment or relocation of approximately 90 stores and an increase in selling space of about 8%. A further 15 new Jared stores are expected to account for some two thirds of the increase, the remainder comprising up to 25 net mall store openings and the additional 10 Kay stores in off-mall locations. Total US capital expenditure is expected to be some $80 to $85 million in 2004/05.

UK Performance Review (31% of Group sales)

Details of the UK division’s performance are set out below:

		2003/04	2002/03		Change	Like for like change
		£m	£m		%	%
Sales:	H.Samuel	285.8	279.1		+2.4	+3.5
	Ernest Jones	209.4	188.0		+11.4	+8.4
	Other	5.8	6.5

Total		501.0	473.6		+5.8	+5.5

Operating profit		76.6	64.7	(a)	+18.4
Operating margin		15.3%	13.7%
ROCE		47.1%	41.2	%(a)

(a)	Restated for FRS 17 – ‘Retirement Benefits’.

The gross margin rate was ahead of last year, which together with increased store productivity contributed to the improved operating margin and ROCE. H.Samuel average sales per store rose by 4.4% to £707,000 (2002/03: £677,000) and Ernest Jones (including Leslie Davis) by 6.9% to £1,101,000 (2002/03: £1,030,000).

The average retail price of items sold increased by 6.4% to £35.00 (2002/03: £32.91) in H.Samuel and by 6.9% to £139.24 (2002/03: £130.27) in Ernest Jones. Diamond assortments were further enhanced; three stone jewellery performed well, the Leo Diamond range was expanded in Ernest Jones and the number of H.Samuel’s stores stocking the Forever Diamond increased from 50 to 120. Diamond sales continued to achieve an above average increase and outpaced the growth in the UK diamond market; they now account for 26% of the division’s sales mix (19% in H.Samuel and 36% in Ernest Jones). This represents an increase in diamond sales of nearly 100% since 1998/99 when the present strategy was launched.

The quality of customer service, as monitored by a mystery shopper programme, continues to improve and is critical to success in selling diamonds. Training systems were further improved with the implementation of a progressive multi-year programme which has drawn on the experience of the US division and nearly all UK staff were involved in this programme in 2003/04. Further steps were taken to simplify and reduce administrative tasks being carried out in the stores.

Additional improvements took place in the design and distribution of catalogues. While they presently remain the major marketing support, television advertising was tested for both H.Samuel and Ernest Jones and will be further developed in 2004/05.

In 2003/04 total fixed and working capital investment in the UK business was £27.5 million (2002/03: £25.5 million). Ernest Jones saw five openings and 11 H.Samuel stores were closed. At the year end there were 604 stores (407 H.Samuel and 197 Ernest Jones). A similar pattern of store openings and closures is planned for 2004/05. It is intended to refurbish up to 80 stores in the new store format during 2004/05, and a similar number the following year. As a result of the increased programme of refurbishment total capital expenditure in the UK is expected to increase to some £30 to £35 million in 2004/05.

Recent investment in the store portfolio is set out below:

Number of stores	2003/04	2002/03	2001/02	2000/01	1999/00
Store refurbishments and relocations	32	42	93	24	53
New H.Samuel stores	—	4	10	9	7
New Ernest Jones stores	5	8	9	3	4
Fixed capital investment	£13m	£14m	£15m	£6m	£7m

Group Financial Review

Operating Margin and ROCE

Operating margin (operating profit to sales ratio) was 13.7% (2002/03: 13.3% restated) and ROCE was 24.8% (2002/03: 24.1% restated). Capital employed is based on the average of the monthly balance sheets and at 31 January 2004 included US in-house credit card debtors amounting to £292.6 million (1 February 2003: £299.2 million).

Group Costs

Group central costs amounted to £5.7 million (2002/03: £6.0 million which included a property provision of £0.5 million).

Net Interest Payable

Net interest payable and similar charges amounted to £10.4 million (2002/03: £14.0 million restated). £1.5 million of the reduction was due to exchange translation, the balance attributable to lower levels of net debt which more than offset the decrease in net interest credit on the defined benefit pension scheme.

Taxation

The charge of £74.7 million (2002/03: £70.8 million) represents an effective tax rate of 35.3% (2002/03: 35.4%). It is anticipated that the effective tax rate will be marginally below this level in 2004/05.

Profit for the Financial Period

Profit for the year increased by 6.3% to £137.2 million (2002/03: £129.1 million restated).

Liquidity and Capital Resources

Cash generated from operating activities increased to £203.8 million (2002/03: £182.2 million), reflecting the funding of working capital investment from the increase in operating profit. It is anticipated that in 2004/05 there will be a further increase in working capital due to planned store openings. Net financing costs of £11.0 million (2002/03: £16.5 million) and tax of £69.0 million (2002/03: £57.3 million) were paid. Cash flow before investing activities was £123.8 million (2002/03: £108.5 million).

Group capital expenditure was £50.9 million (2002/03: £49.5 million, £46.5 million at constant exchange rates). The level of capital expenditure was some 1.3 times the depreciation charge of £39.3 million (2002/03: £36.6 million). Capital expenditure in 2004/05 is expected to be approximately £80 million, most of which will be store related.

Equity dividends of £36.7 million (2002/03: £30.8 million) were paid in the year.

Net Debt

Net debt at 31 January 2004 was £79.9 million (1 February 2003: £140.1 million, £122.6 million restated at a constant exchange rate). Group gearing at the year end was 11.0% (1 February 2002: 20.7%). Excluding the facility secured on the receivables, net cash was £58.0 million (1 February 2003: £12.9 million).

Prior Year Adjustment

The Group has adopted FRS 17 – ‘Retirement Benefits’. The overall effect for the year was a net charge of £1.9 million to profit before tax against the restated comparable period impact of a credit of £0.2 million. Under the market-based approach of FRS 17 there was a £6.7 million pension fund deficit at 1 February 2003 in comparison to a balance sheet asset of £19.1 million under SSAP 24. Consequently a non-cash charge of £18.1 million, net of deferred tax, has been accounted for by way of a prior year adjustment charged directly to reserves to reflect this change, representing 2.7% of shareholders’ funds at 1 February 2003. Details of the impact of adopting FRS 17 are shown in note 9 of the 2003/04 preliminary results.

Pension Valuation

An actuarial valuation of the UK defined benefit pension scheme (“the Group Scheme”) was carried out as at the 5 April 2003. The market value of the Group Scheme’s assets at that date was £82.2 million, a deficit of £6.7 million on the Group Scheme’s accrued liabilities. As a result of the valuation the Group has recommenced contributions to the Group Scheme and in 2003/04 this amounted to £1.2 million. In 2004/05 contributions are expected to be £3.7 million. As noted above the Group has adopted FRS 17 – ‘Retirement Benefits’ and the FRS 17 valuation at 31 January 2004 showed a surplus in the Group Scheme of £1.8 million.

Summary of Fourth Quarter Results (Unaudited)

	13 weeks ended 31 January 2004	13 weeks ended 1 February 2003 (restated)	Like for like change
	£m	£m	%
Sales
UK	212.0	198.7	6.7
US	448.4	447.6	7.2

	660.4	646.3	7.0

Operating profit
UK – Trading	64.7	55.0
– Group central costs	(1.4)	(2.0)

	63.3	53.0
US(a)	96.8	98.9

Total operating profit	160.1	151.9
Interest	(1.1)	(3.2)

Profit before tax	159.0	148.7
Taxation	(55.9)	(52.6)

Profit for the period	103.1	96.1

EPS – basic	6.0p	5.6p
– diluted	5.9p	5.6p

(a)	After goodwill amortisation of £0.2 million (2002/03: £0.3 million).

The Board of Directors approved this statement of preliminary results on 24 March 2004.

There will be an analysts’ presentation at 2.00 p.m. London time today (9.00 a.m. New York time). For all interested parties there will be a simultaneous audio webcast plus slides available at www.signetgroupplc.com and a live telephone conference call. The details for the conference call are:

European dial-in:	+44 (0) 20 7984 7582	Password “Signet”
Replay:	+44 (0) 20 7784 1024	Access code: 553864

US dial-in:	+1 718 354 1158	Password “Signet”
Replay:	+1 718 354 1112	Access code: 553864

A video webcast of the presentation is expected to be available on the Group web site (www.signetgroupplc.com) from close of business 24 March 2004.

High resolution photographs are available to the media at www.newscast.co.uk +44 (0) 20 7608 1000.

The next announcement is expected to be that for the first quarter 2004/05 sales figures, which is scheduled for release on 6 May 2004.

Signet will be hosting an Investor Day on 28 April 2004 at its US operating base in Akron, Ohio. Please pre-register online at http://invite.taylor-rafferty.com/_signet/investor_day/ if you are interested in attending.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2002/03 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 24, 2003 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Consolidated profit and loss account

for the 52 weeks ended 31 January 2004

	52 weeks ended 31 January 2004		52 weeks ended 1 February 2003 as restated(1)		Notes
	£m		£m
Sales	1,617.2		1,608.0		2

Operating profit	222.3		213.9		2
Net interest payable and similar charges	(10.4)		(14.0)

Profit on ordinary activities before taxation	211.9		199.9
Tax on profit on ordinary activities	(74.7)		(70.8)		4

Profit for the financial period	137.2		129.1
Dividends	(43.2)		(36.1)		5

Retained profit attributable to shareholders	94.0		93.0

Earnings per share – basic	8.0	p	7.5	p	6
– diluted	7.9	p	7.5	p	6

All of the above relates to continuing activities.

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’.

Consolidated balance sheet

at 31 January 2004

	31 January 2004	1 February 2003 as restated(1)	Notes
	£m	£m
Fixed assets:
Intangible assets	16.8	19.8
Tangible assets	202.8	205.5

	219.6	225.3

Current assets:
Stocks	541.5	539.5
Debtors (see note below)	339.5	345.9
Cash at bank and in hand	128.0	89.2

	1,009.0	974.6
Creditors: amounts falling due within one year	(332.0)	(324.9)

Net current assets (see note below)	677.0	649.7

Total assets less current liabilities	896.6	875.0
Creditors: amounts falling due after more than one year	(157.2)	(189.1)
Provisions for liabilities and charges:
Deferred taxation	(5.4)	—
Other provisions	(6.4)	(7.5)

Total net assets	727.6	678.4	2

Capital and reserves – equity:
Called up share capital	8.6	8.6
Share premium account	60.7	53.9
Revaluation reserve	3.1	3.1
Special reserves	142.2	101.7
Profit and loss account	513.0	511.1

Shareholders’ funds	727.6	678.4	7

Note:

Debtors and net current assets include amounts recoverable after more than one year of £1.2 million (2003: £5.2 million).

Consolidated statement of total recognised gains and losses

	52 weeks ended 31 January 2004	52 weeks ended 1 February 2003 as restated(1)
	£m	£m
Profit for the financial period	137.2	129.1
Translation differences	(96.7)	(143.2)
Actuarial gain/(loss) arising on pension asset (net of deferred tax)	6.4	(22.3)

Total recognised gains and losses	46.9	(36.4)
Prior year adjustment (note 9)	(18.1)	—

	28.8	(36.4)

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’.

Consolidated cash flow statement

for the 52 weeks ended 31 January 2004

	52 weeks ended 31 January 2004	52 weeks ended 1 February 2003	Notes
	£m	£m
Net cash inflow from operating activities	203.8	182.2	8a

Returns on investments and servicing of finance:
Interest received	0.9	1.1
Interest paid	(11.9)	(17.6)

Net cash outflow from returns on investments and servicing of finance	(11.0)	(16.5)

Taxation paid	(69.0)	(57.3)

Capital expenditure:
Purchase of tangible fixed assets	(50.9)	(49.5)
Proceeds from sale of tangible fixed assets	0.2	1.3

Net cash outflow from capital expenditure	(50.7)	(48.2)

Equity dividends paid	(36.7)	(30.8)

Cash inflow before use of liquid resources and financing	36.4	29.4

Management of liquid resources:
Decrease in bank deposits	(42.4)	(29.9)

Financing:
Proceeds from issue of shares	6.3	4.3
Repayment of bank loans	(12.1)	(12.1)

Cash outflow from financing	(5.8)	(7.8)

Decrease in cash in the period	(11.8)	(8.3)

Reconciliation of net cash flow to movement in net debt

Decrease in cash in the period	(11.8)	(8.3)
Cash outflow from decrease in debt	12.1	12.1
Cash outflow from increase in liquid resources	42.4	29.9

Change in net debt resulting from cash flows	42.7	33.7
Translation difference	17.5	27.9

Movement in net debt in the period	60.2	61.6
Opening net debt	(140.1)	(201.7)

Closing net debt	(79.9)	(140.1)	8b

Notes

1. Basis of preparation

This financial information has been prepared in accordance with applicable UK accounting standards and under the UK historical cost convention as modified by the revaluation of freehold and long leasehold properties. It is prepared on the basis of the accounting policies as set out in the accounts for the 52 weeks ended 31 January 2004.

2. Segment information

	2004	2003
	£m	£m
Sales by origin and destination:
UK	501.0	473.6
US	1,116.2	1,134.4

	1,617.2	1,608.0

Operating profit:
UK – Trading(1)	76.6	64.7
– Group central costs(2)	(5.7)	(6.0)

	70.9	58.7
US	151.4	155.2

	222.3	213.9

	2004	2003
	£m	£m
Net assets:
UK(1)	209.9	126.2
US	597.6	692.3
Net debt	(79.9)	(140.1)

	727.6	678.4

The figures for the UK include the United Kingdom, Channel Islands and Republic of Ireland.

The Group’s results derive from one business segment – the retailing of jewellery, watches and gifts.

Notes:

(1)	2003 Restated for the implementation of FRS 17 – ‘Retirement Benefits’.
(2)	Group central costs for 2003 include a charge of £0.5 million relating to an increase in the provision against an onerous lease of a dormant Group property.

3. Foreign currency translation

	2004	2003
The exchange rates used for translation of US dollar transactions and balances in these accounts are as follows:
Profit and loss account (average rate)	1.68	1.53
Balance sheet (year end rate)	1.82	1.64

The effect of translation on foreign currency borrowings less deposits in the period was to decrease the Group’s net borrowings by £17.5 million (2003: £27.9 million decrease). The net effect of exchange rate movements on foreign currency investments (excluding goodwill) and foreign currency borrowings less deposits in the period was a loss of £56.2 million (2003: £79.8 million loss). This amount has been taken to reserves in accordance with SSAP 20.

Notes

4. Taxation

	2004	2003
	£m	£m
Taxes on profit:
UK corporation tax payable	26.2	22.6
US taxes	36.2	55.6
Deferred taxation:
UK	0.5	(0.7)
US	11.8	(6.7)

	74.7	70.8

5. Dividends

	2004	2003
	£m	£m
Interim dividend paid of 0.341p per share (2003: 0.310p)	5.9	5.3
Final dividend proposed of 2.16p per share (2003: 1.80p)	37.3	30.8

	43.2	36.1

The interim dividend was paid on 7 November 2003. The proposed final dividend is to be paid on 14 July 2004 to those shareholders on the register of members on 6 June 2004.

Under recently enacted US tax legislation the rate of US federal income tax on dividends received by individual US shareholders from qualified foreign corporations is reduced to 15%. Dividends paid by the Group to individual US holders of shares or ADS’s should qualify for this preferential dividend tax treatment. The change in legislation only applies to individuals subject to US federal income taxes and therefore the tax position of UK shareholders is unaffected.

6. Earnings per share

	2004	2003(1)
	£m	£m
Profit for the financial period	137.2	129.1

Basic weighted average number of shares in issue (million)	1,722.7	1,710.7
Dilutive effect of share options (million)	15.0	16.4

Diluted weighted average number of shares (million)	1,737.7	1,727.1

Earnings per share – basic	8.0p	7.5p
– diluted	7.9p	7.5p

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’.

Notes

7. Consolidated shareholders’ funds

	Share capital	Share premium account	Revaluation reserve	Special reserves	Profit and loss account	Total
	£m	£m	£m	£m	£m	£m
Balance at 1 February 2003	8.6	53.9	3.1	101.7	529.2	696.5
Prior year adjustment (note 9)	—	—	—	—	(18.1)	(18.1)

As restated	8.6	53.9	3.1	101.7	511.1	678.4
Retained profit attributable to shareholders	—	—	—	—	94.0	94.0
Exercise of share options	—	5.0	—	—	—	5.0
Shares issued to ESOT	—	1.8	—	—	(1.8)	—
Actuarial gain recognised	—	—	—	—	6.4	6.4
Translation differences	—	—	—	40.5	(96.7)	(56.2)

Balance at 31 January 2004	8.6	60.7	3.1	142.2	513.0	727.6

8. Notes to the consolidated cash flow statement

a  Reconciliation of operating profit to operating cash flows

	2004	2003(1)
	£m	£m
Operating profit	222.3	213.9
Depreciation and amortisation charges	40.4	37.8
Increase in stocks	(44.9)	(44.9)
Increase in debtors	(31.1)	(26.5)
Increase in creditors	18.2	1.4
(Decrease)/increase in other provisions	(1.1)	0.5

Net cash inflow from operating activities	203.8	182.2

b  Analysis of net debt

	At 1 Feb 2003	Cash flow	Exchange movement	Other movement	At 31 Jan 2004
	£m	£m	£m	£m	£m
Cash at bank and in hand	0.6	—	—	—	0.6
Bank overdrafts	(42.9)	(11.8)	3.6	—	(51.1)

	(42.3)	(11.8)	3.6	—	(50.5)

Debt due after more than one year	(174.0)	—	17.2	10.6	(146.2)
Debt due within one year	(12.4)	12.1	0.3	(10.6)	(10.6)
Bank deposits	88.6	42.4	(3.6)	—	127.4

	(97.8)	54.5	13.9	—	(29.4)

Total	(140.1)	42.7	17.5	—	(79.9)

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’.

Notes

9. Prior year adjustment

It was previously the Group’s policy, in compliance with SSAP 24, to spread the pension valuation surplus arising under its UK defined benefit pension scheme (‘the Scheme’) over the average service life of the employees. In compliance with this standard, a pension scheme prepayment of £19.1 million was included in the balance sheet at 1 February 2003 within debtors falling due after more than one year. An associated deferred tax liability of £5.7 million was also carried on the balance sheet at 1 February 2003.

The adoption of FRS 17 – ‘Retirement Benefits’ has led to the write off of the £19.1million pension asset and the associated £5.7 million deferred tax liability previously recognised under SSAP 24 and provision for the deficit of £6.7 million in the Scheme as at 1 February 2003. This £6.7 million deficit (net of £2.0 million of deferred tax) has been classified as a creditor falling due after more than one year. The total net deficit of £18.1 million arising from the adoption of FRS 17 has been accounted for as a prior year adjustment charged directly to shareholders’ funds.

The consolidated statement of total recognised gains and losses for the 52 weeks ended 1 February 2003 has been restated to include the actuarial loss on pension assets arising during this period net of deferred tax, calculated in accordance with FRS 17.

The profit and loss account for the 52 weeks ended 1 February 2003 has been restated to include the following items, reflecting the requirements of FRS 17.

	2003
	£m
Operating profit

As originally reported	216.2
– Net service cost	(2.3)

As restated	213.9

Net interest payable and similar charges

As originally reported – Expected return on Scheme assets – Interest on Scheme liabilities	(16.5 7.1 (4.6	) )

As restated	(14.0)

Profit on ordinary activities before taxation

As originally reported – Net impact of FRS 17 adjustment	199.7 0.2

As restated	199.9

Notes

10. Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period to period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the recalculation of sales, operating profit, profit before tax and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

	2004	2003 as restated(1)	Growth at actual exchange rates	Impact of exchange rate movement		2003 at constant exchange rates (non- GAAP)	Growth at constant exchange rates (non- GAAP)
	£m	£m	%	£m		£m	%
Sales by origin and destination:
UK	501.0	473.6	5.8	—		473.6	5.8
US	1,116.2	1,134.4	(1.6)	(101.2)		1,033.2	8.0

	1,617.2	1,608.0	0.6	(101.2)		1,506.8	7.3

Operating profit:
UK – Trading	76.6	64.7	18.4	—		64.7	18.4
– Group central costs	(5.7)	(6.0)	n/a	—		(6.0)	n/a

	70.9	58.7	n/a	—		58.7	n/a
US	151.4	155.2	(2.4)	(13.9)		141.3	7.1

	222.3	213.9	3.9	(13.9)		200.0	11.2

Profit before tax	211.9	199.9	6.0	(12.4)		187.5	13.0

Earnings per share	8.0p	7.5p	6.7	(0.4	)p	7.1p	12.7

	31 January 2004	1 February 2003 as restated(1)	Impact of exchange rate movement	At constant exchange rates (non- GAAP)
	£m	£m	£m	£m
Net debt	(79.7)	(140.1)	17.5	(122.6)

(1)	Restated for the implementation of FRS 17 – ‘Retirement Benefits’.

11. Accounts

The financial information set out above does not constitute the Company’s statutory accounts for the 52 weeks ended 31 January 2004 or the 52 weeks ended 1 February 2003 but is derived from those accounts. Statutory accounts for the 52 weeks ended 1 February 2003 have been delivered to the Registrar of Companies, whereas those for the 52 weeks ended 31 January 2004 will be delivered following the Company’s annual general meeting. The auditors have reported under Section 235 of the Companies Act 1985 on those accounts for each of those periods; their reports were unqualified and did not contain a statement under Section 237(2) or (3) of that Act.

Reconciliation of UK GAAP to US GAAP

Estimated effect on profit for the financial period of differences between UK GAAP and US GAAP	52 weeks ended 31 January 2004	52 weeks ended 1 February 2003 as restated(1)
	£m	£m
Profit for the financial period in accordance with UK GAAP	137.2	129.1
US GAAP adjustments:
Goodwill amortisation and write-offs	1.1	1.2
Sale and leaseback transactions	0.8	0.8
Extended service plan revenues	(3.5)	(3.5)
Pensions	(1.9)	(0.5)
Depreciation of properties	—	0.2
Stock compensation	0.7	1.3

US GAAP adjustments before taxation	(2.8)	(0.5)
Taxation	0.6	(0.3)

US GAAP adjustments after taxation	(2.2)	(0.8)

Retained profit attributable to shareholders in accordance with US GAAP	135.0	128.3

Earnings per ADS in accordance with US GAAP – basic	235.7p	225.0p
– diluted	234.0p	222.9p
Weighted average number of ADS’s outstanding (million) – basic	57.3	57.0
– diluted	57.9	57.6

Estimated effect on shareholders’ funds of differences between UK GAAP and US GAAP	31 January 2004	1 February 2003 as restated(1)
	£m	£m
Shareholders’ funds in accordance with UK GAAP	727.6	678.4
US GAAP adjustments:
Goodwill in respect of acquisitions (gross)	490.5	531.2
Adjustment to goodwill	(58.2)	(64.5)
Accumulated goodwill amortisation	(149.9)	(162.6)
Sale and leaseback transactions	(8.9)	(9.7)
Extended service plan revenues	(18.2)	(16.6)
Pensions	21.5	12.0
Depreciation of properties	(2.5)	(2.5)
Revaluation of properties	(3.1)	(3.1)
Dividends	37.3	30.8

US GAAP adjustments before taxation	308.5	315.0
Taxation	(1.3)	1.9

US GAAP adjustments after taxation	307.2	316.9

Shareholders’ funds in accordance with US GAAP	1,034.8	995.3

(1)	Restated for the implementation of FRS17 – ‘Retirement Benefits’.